UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                                  Cobalis Corp.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)

                                   19074Y 20 5
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                                 (CUSIP Number)

         Chaslav Radovich, 2445 McCabe Way, Suite 150, Irvine, CA 92614
                                 (949) 757-0001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  March 7, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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



CUSIP No.   19074Y 20 5

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                  1.   Names of Reporting Persons. I.R.S. Identification
                       Nos. of above persons (entities only).

                       ST. PETKA TRUST (EIN 88-0480035)
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                 2.    Check the Appropriate Box if a Member of a Group (See
                       Instructions)

                   (a) _________________________________________________________

                   (b) _________________________________________________________
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                 3.    SEC Use Only ____________________________________________
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                 4.    Source of Funds (See Instructions) OO
                                                          ----------------------
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                 5.    Check if Disclosure of Legal Proceedings Is Required
                       Pursuant to Items 2(d) or 2(e)
                                                      --------------------------
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                 6.    Citizenship or Place of Organization   DELAWARE
                                                           ---------------------
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Number of        7.        Sole Voting Power    6,742,556
                                               ---------------------------------
Shares

Beneficially     8.        Shared Voting Power   837,017
                                                --------------------------------
Owned by

Each             9.        Sole Dispositive Power     6,742,556
                                                   -----------------------------
Reporting

Person           10.       Shared Dispositive Power    837,017
                                                     ---------------------------
With
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                 11.    Aggregate Amount Beneficially Owned by Each Reporting
                        Person      7,615,573
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                 12.    Check if the Aggregate Amount in Row (11) Excludes
                        Certain Shares (See Instructions)
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                 13.    Percent of Class Represented by Amount in Row(11)  28.0%
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                 14.    Type of Reporting Person (See Instructions) CO
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



ITEM 1. SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value of Cobalis Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.


ITEM 2. IDENTITY AND BACKGROUND
--------------------------------

(a) Name:                                  St. Petka Trust
(b) Business Address:                      46 Calle Fresno,
                                           San Clemente CA 92672
(c) Present Principal Occupation:          N/A
(d) Disclosure of Criminal Proceedings:    none
(e) Disclosure of Civil Proceedings:       none
(f) Citizenship:                           The St. Petka Trust was organized
                                           in Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

On March 7, 2006, St. Petka Trust sold 34,000 shares to a third-party purchaser in a private transaction. The sales price was $0.75 per share. On March 9, 2006, St. Petka Trust gifted 5,000 shares to a third party. The market price on the date of the gift was $1.50 per share. On March 10, 2006, St. Petka Trust sold 133,333 shares to a different third-party purchaser. The sales price was $0.75 per share. Mr. Radul Radovich did not personally acquire or sell any shares.

ITEM 4. PURPOSE OF TRANSACTION
--------------------------------

On March 7, 2006, St. Petka Trust sold 34,000 shares to a third-party purchaser. The sales price was $0.75 per share. On March 10, 2006, St. Petka Trust sold 133,333 shares to a different third-party purchaser. The sales price was $0.75 per share. The purpose of the sales was to pay expenses of the trust and distribute funds to the trustee. On March 9, 2006, St. Petka Trust gifted 5,000 shares to a third party. The market price on the date of the gift was $1.50 per share.

TEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

The trustor of the St. Petka Trust beneficially owns a total of 7,615,573 shares of the Issuer's common stock as follows:

(a) The St. Petka Trust directly owns 6,742,556 shares of the Issuer's common stock which comprises 24.8% of the Issuer's total issued and outstanding shares. The trustor of the St. Petka Trust is Radul Radovich. The trustor for the St. Petka Trust, Radul Radovich, also owns R&R Holdings, which owns 333 shares and Silver Mountain Promotions, which owns 89,833 shares. Mr. Radul Radovich's aggregate personal holdings are therefore 6,832,722 shares or 25.1%

(b) The St. Petka Trust has sole voting and dispositive power as to the 6,742,556 shares it owns directly. The Trustor for the St. Petka Trust is Radul Radovich. R&R Holdings, which owns 333 shares and Silver Mountain Promotions, which owns 89,833 shares are both controlled by Radul Radovich, who is the trustor of the St. Petka Trust.

(c) On March 7, 2006, St. Petka Trust sold 34,000 shares to a third-party purchaser. The sales price was $0.75 per share. On March 10, 2006, St. Petka Trust sold 133,333 shares to a different third-party purchaser. The sales price was $0.75 per share. The purpose of the sales was to pay expenses of the trust and distribute funds to the trustee. On March 9, 2006, St. Petka Trust gifted 5,000 shares to a third party. The market price on the date of the gift was $1.50 per share. Mr. Radul Radovich did not personally acquire or sell any shares. Mr. Radul Radovich is the trustor and one of the beneficiaries of the St. Petka Trust.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------
None.



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



                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March  14, 2006


Date




/s/ Radul Radovich
-----------------------------
Radul Radovich, Trustor


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)